


20170278

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2017

J. Craig Walker
K&L Gates LLP
craig.walker@klgates.com

Re: Kewaunee Scientific Corporation
Incoming letter dated April 27, 2017

Dear Mr. Walker:

This is in response to your letter dated April 27, 2017 concerning the shareholder proposal submitted to Kewaunee Scientific Corporation by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust Dated April 2, 2007. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michael Bender
The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust Dated April 2, 2007
benderm@intertechsc.com

May 31, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Kewaunee Scientific Corporation
Incoming letter dated April 27, 2017

The proposal provides that nonemployee directors shall no longer be eligible to participate in the company's health insurance and life insurance programs.

There appears to be some basis for your view that Kewaunee Scientific Corporation may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Kewaunee Scientific Corporation's policies, practices and procedures compare favorably with the guidelines of the proposal and that Kewaunee Scientific Corporation has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Kewaunee Scientific Corporation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Kewaunee Scientific Corporation relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.


K&L GATES

J. Craig Walker
D 312.807.4321
F 312.827.8179
craig.walker@klgates.com

April 27, 2017

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Kewaunee Scientific Corporation -
2017 Annual Meeting
Omission of Shareholder Proposal of
The Article 6 Marital Trust under the First Amended and
Restated Jerry Zucker Revocable Trust Dated April 2, 2007

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Kewaunee Scientific Corporation (the "Company"), a Delaware corporation, to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust Dated April 2, 2007 (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2017 annual meeting of shareholders (the "2017 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The Proposal (including the related "Overview," which the Company assumes is the Proponent's supporting statement) is entitled "Proposal to Eliminate Health and Life Insurance Participation By Non-Employee Directors" and is set forth below in full:

PROPOSAL TO ELIMINATE HEALTH AND LIFE INSURANCE PARTICIPATION BY NON-EMPLOYEE DIRECTORS

Overview

Presently, non-employee members of the Board of Directors may elect to participate in the Company's health insurance program and are provided life insurance coverage of $20,000 under the Company's life insurance program, all at no cost to them. This form of compensation is costly for the Company, is not standard in the industry, and interferes with the fiduciary responsibility required by directors. In fact, such compensation could be considered a clear conflict of interest for directors.

Proposal

Non-employee members of the Board of Directors shall no longer be eligible to participate in the Company's health insurance and life insurance programs.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that it may exclude the Proposal from the 2017 proxy materials pursuant to (i) Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal and (ii) Rule 14a-8(i)(1) because the Proposal is not a proper action for shareholders under Delaware law.

III. Background

On January 30, 2017, the Company received the Proposal, accompanied by a cover letter from the Proponent. On February 3, 2017, the Company sent a letter to the Proponent (the "Deficiency Letter") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's common stock continuously for at least one year as of the date of submission of the Proposal. On February 13, 2017, the Company received a letter from the Proponent enclosing a letter from Merrill Lynch (the "Broker Letter") verifying the Proponent's stock ownership as of such date. On March 13, 2017, the Company sent a letter to the Proponent (the "Response Letter") informing the Proponent that the Company's Board of Directors (the "Board") had determined that after December 31, 2017, nonemployee directors will no longer have the option of participating in the Company's health insurance or life insurance programs, and asking that the Proponent consider withdrawing the Proposal. David M. Rausch, the Company's Chief Executive Officer, sent an email to a representative of the Proponent on April 17, 2017 (the "Confirmation Email") confirming the information set forth in the Response Letter and requesting that the Proponent formally withdraw the Proposal. Copies of the Proposal, the cover letter, the Deficiency Letter, the Broker Letter, the Response Letter and the Confirmation Email are attached hereto as Exhibit A.

IV. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 34-12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See Texaco, Inc.* (Mar. 28, 1991) ("a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."). *See also Exxon Mobil Corp.* (Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies, practices and procedures compare[d] favorably with the guidelines of the proposal and ... therefore, substantially implemented the proposal"); *Walgreen Co.* (Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (Jan.

24, 2001); *The Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc.* (Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 34-40018 at n.30 accompanying text (May 21, 1998); the 1983 Release.

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) when a proposal has not been implemented exactly as proposed by the shareholder proponent so long as the company has satisfied the proposal's essential objective. *See, e.g., AGL Resources Inc. (granted on recon.,* Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the "essential objective" of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (Mar. 11, 2008); *Wal-Mart Stores, Inc.* (Mar. 10, 2008); *PG&E Corp.* (Mar. 6, 2008); *The Dow Chemical Co.* (Mar. 5, 2008); *Johnson & Johnson* (Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Exxon Mobil Corp.* (Mar. 19, 2010) (concurring that a proposal requesting that the company take all necessary steps so that shareholders be permitted to act by written consent of a majority of the shares outstanding as substantially implemented when shareholders had the ability to do so in all situations but one that was currently inapplicable); *Intel Corp.* (Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

A company need not change its existing policies, practices or procedures in order to satisfy a proposal's essential objective. *See, e.g., Omnicom Group Inc.* (Mar. 8, 2017);

Amazon.com, Inc. (Mar. 7, 2017); *Equinix, Inc.* (Mar. 7, 2017); *General Motors Co.* (Mar. 7, 2017); *Amphenol Corp.* (Mar. 2, 2017); *Anthem, Inc.* (Mar. 2, 2017); *Citigroup Inc. (granted on recon.,* Mar. 2, 2017); *International Paper Co.* (Mar. 2, 2017); *PG&E Corp.* (Mar. 2, 2017); *Sempra Energy* (Mar. 2, 2017); *Target Corp. (granted on recon.,* Mar. 2, 2017); *UnitedHealth Group, Inc. (granted on recon.,* Mar. 2, 2017); *VeriSign, Inc.* (Mar. 2, 2017); *Xylem Inc.* (Mar. 2, 2017); *Raytheon Co.* (Feb. 21, 2017); *Northrop Grumman Corp.* (Feb. 17, 2017); *Eastman Chemical Co.* (Feb. 14, 2017); *The Dun & Bradstreet Corp.* (Feb. 10, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *United Continental Holdings, Inc.* (Feb. 10, 2017) (collectively, the "Proxy Access Aggregation Letters"). *See also Wal-Mart Stores, Inc.* (Mar. 25, 2015) (permitting exclusion of a proposal requesting the company include in its executive compensation metrics a metric related to employee engagement, where the company already used a metric related to employee engagement for its compensation determinations); *ConAgra Foods, Inc.* (Jun. 20, 2005) (permitting exclusion of a proposal requesting the company disclose its social, environmental and economic performance by issuing annual sustainability reports, when the company already prepared such a report annually).

B. The Policy Adopted by the Board Compares Favorably with the Proposal, and Satisfies the Proposal's Essential Objective

On March 10, 2017, as part of a review and revision of overall director compensation, the Board adopted a policy that nonemployee directors of the Company will no longer have the option of participating in the Company's health insurance or life insurance programs after December 31, 2017 (the "Policy"). The Policy clearly satisfies the Proposal's essential objective of eliminating non-employee eligibility for health insurance and life insurance benefits. The only possible difference the Proponent might point to is one of timing (assuming the Proponent wants the Proposal effective immediately if approved). Even if direct shareholder action of the type reflected in the Proposal were appropriate (see below for a discussion of why this is not the case), and it could be implemented immediately, given the anticipated date of the Company's annual meeting (August 23, 2017), the Company believes this timing difference of just over four months is immaterial, and that the Policy compares favorably with, and satisfies the essential objective of, the Proposal.

The Staff's no-action decisions demonstrate that a company's policies, practices or procedures can fulfill a proposal's essential objective without implementing each aspect of a proposal. *See* the Proxy Access Aggregation Letters. In *Oshkosh Corp.* (Nov. 4, 2016), for example, the shareholder proposal requested six changes to the company's proxy access bylaw, including, among other changes, a reduction in the minimum ownership requirement from 5% to 3% and an elimination of the 20-shareholder aggregation limit. The company subsequently amended its proxy access bylaw to implement three of the six requested changes, including the reduction in the share ownership requirement, but did not implement the proposal's request that the bylaw amendment eliminate the 20-shareholder aggregation limit. The Staff nevertheless concluded that the company substantially implemented the proposal. Likewise, in *NVR, Inc. (granted on recon.,* Mar. 25, 2016), the Staff permitted exclusion of a shareholder proposal requesting that the company amend its proxy access bylaw to, among other changes, reduce the minimum ownership requirement from 5% to 3% and eliminate the 20-shareholder aggregation limit. The company subsequently amended its bylaw to address two of the four requested changes, including a reduction in the share ownership requirement, but did not eliminate the 20-shareholder aggregation limit. The Staff, again, concluded that the company substantially implemented the proposal.

The only potential difference between the Policy adopted by the Board and the Proposal is a possible four month difference in the date of implementation. In contrast to this very minor timing difference, in virtually all of the no-action decisions cited above, the differences between the company policies and shareholder proposals were, while minor, still substantive. The Company has clearly already implemented the substance of – the essential objective of – the Proposal.

As described above, the Board's elimination of nonemployee director eligibility for the Company's health insurance and life insurance programs, effective December 31, 2017, compares favorably to the Proposal and satisfies the Proposal's essential objective. Accordingly, consistent with the precedent described above, the Company believes that the Proposal is excludable under Rule 14a-8(i)(10).

V. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Action for Shareholders under Delaware Law.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." We believe that the Company may exclude the Proposal on this basis because the Proposal is not a proper subject for action by shareholders under the laws of the State of Delaware, the jurisdiction of the Company's incorporation.

The Proposal is stated in mandatory rather than precatory language. Section 141(a) of the General Corporation Law of the State of Delaware (the "DGCL") states that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Company's certificate of incorporation does not provide for the management of the Company by persons other than the directors. Thus, the Company's board of directors, not its stockholders, manages the business and affairs of the corporation.

Furthermore, Section 141(h) of the DGCL provides that the board "shall" have the authority to "fix the compensation of directors." Where the DGCL vests specific authority in the board of directors of a Delaware corporation, no person other than the board of directors may be delegated the board's decision-making authority on such matter. *Cf. In re Walt Disney Co. Deriv. Litig.*, 825 A.2d 275, 278 (Del. Ch. 2003) (holding that complaint stated a claim for breach of statutory and fiduciary obligations where it alleged that the board failed to act on a compensation matter and abdicated decision-making responsibility to the company's CEO).

Accordingly, in our opinion, the language of the Proposal mandating that the Company take a specific action relating to director compensation is contrary to the DGCL.

The Note to Rule 14a-8(i)(1) states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders." In the 1976 adopting release for certain amendments to Rule 14a-8(c)(1) (now Rule 14a-8(i)(1)), the Commission stated:

> The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (Nov. 22, 1976).

The Proposal mandates that the Company's nonemployee directors no longer be eligible for certain benefits. The Proposal therefore requires the Board to perform specific actions, leaving no discretion to the Board, with regard to a subject matter (director compensation) that the statute specifically places within the Board's authority. Thus, the Proposal seeks to usurp the authority and discretion of the Board specifically provided by the DGCL. The Staff consistently has concurred that a shareholder proposal mandating or directing that a company's board of directors take certain actions is inconsistent with the discretionary authority granted to the board of directors under state law and is therefore excludable under Rule 14a-8(i)(1). *See National Technical Systems, Inc.* (Mar. 29, 2011); *Bank of America Corp.* (Feb. 16, 2011); *MGM MIRAGE* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005). In each case, the proposal mandated, rather than requested, that the company take a specific action. Similarly, the Proposal is not a proper subject for shareholder action under Delaware state law since it mandates, instead of requests, that the Board address a matter clearly within its discretion and purview, and therefore the Proposal may be excluded pursuant to Rule 14a-8(i)(l).

VI. Conclusion

Based on the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 807-4321.

Very truly yours,



J. Craig Walker

Enclosures

cc: Thomas D. Hull III
Kewaunee Scientific Corporation

The Article 6 Marital Trust under the First Amended and
Restated Jerry Zucker Revocable Trust Dated April 2, 2007

EXHIBIT A

January 27, 2017

VIA UPS OVERNIGHT DELIVERY (704-873-7202)
Corporate Secretary
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, NC 28677-2927

Dear Sir or Madam:

The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust Dated April 2, 2007 ("The Article 6 Marital Trust") is the beneficial owner of 14,157 shares of common stock of Kewaunee Scientific Corporation (the "Company"). The Article 6 Marital Trust has continuously held at least 14,157 shares of the Company's stock for a period beginning one year prior to the date this proposal is submitted, through the date of this submission.

We are filing the enclosed resolution regarding the elimination of non-standard compensation for non-employee members of the Board of Directors of the Company for action at the next stockholder meeting. We submit it for inclusion in the proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

We would appreciate your indicating in the proxy statement that we are the sponsor of this resolution. A representative of the filer will attend the stockholder meeting to move the resolution as required by the SEC rules. We will continue to hold shares in the Company through the stockholder meeting.

Please feel free to call me if you have any questions about this resolution.

Sincerely,



Michael Bender
Corporate Counsel
The Article 6 Marital Trust under The First Amended and Restated
Jerry Zucker Revocable Trust Dated April 2, 2007
4838 Jenkins Avenue
North Charleston, SC 29405

Encl. Shareholder Resolution

cc: Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth St. N.W.
WA D.C. 20549

PROPOSAL TO ELIMINATE HEALTH AND LIFE INSURANCE PARTICIPATION BY NON-EMPLOYEE DIRECTORS

Overview

Presently, non-employee members of the Board of Directors may elect to participate in the Company's health insurance program and are provided life insurance coverage of $20,000 under the Company's life insurance program, all at no cost to them. This form of compensation is costly for the Company, is not standard in the industry, and interferes with the fiduciary responsibility required by directors. In fact, such compensation could be considered a clear conflict of interest for directors.

Proposal

Non-employee members of the Board of Directors shall no longer be eligible to participate in the Company's health insurance and life insurance programs.

THOMAS D. HULL III
VICE PRESIDENT, FINANCE
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY



KEWAUNEE Scientific Corporation

February 3, 2017

VIA FEDERAL EXPRESS – OVERNIGHT DELIVERY

Michael Bender
Corporate Counsel
The Article 6 Marital Trust under
The First Amended and Restated
Jerry Zucker Revocable Trust Dated
April 2, 2007
4838 Jenkins Avenue
North Charleston, SC 29405

Dear Mr. Bender:

Re: Shareholder Proposal for 2017 Annual Meeting

Kewaunee Scientific Corporation (the "Company") received your shareholder proposal for the Company's 2017 Annual Meeting (the "Meeting"), together with your accompanying letter, on January 30, 2017. We are writing to inform you that you have not satisfied the procedural requirements necessary for the Company to include your proposal in the Company's 2017 proxy statement.

Specifically, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 requires, in paragraph (b)(1), that you "must have continuously held . . . . the company's securities . . . . for at least one year by the date you submit the proposal." While your letter states that this is the case, because you state that you are a beneficial (i.e. not record) owner, paragraph (b)(2)(i) of Rule 14a-8 requires that you "submit to the company a written statement from the "record" holder . . . verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." Your letter did not include such a statement, and as a result the Company will be entitled to exclude your proposal unless you correct this failure within 14 calendar days of your receipt of this letter. In order to correct this failure, you must provide a letter from your broker stating that The Article 6 Marital Trust has continuously held at least $2,000 in market value, or 1%, of the Company's stock for a period beginning one year prior to the date you submitted your proposal (January 27, 2017), through the date of submission.

If you have not submitted a response correcting this problem, postmarked, or transmitted electronically, no later than 14 calendar days after your receipt of this letter, the Company will exclude your proposal from its 2017 proxy statement.

If you correct the problem identified in this letter in a timely manner, you should understand that the Company may thereafter determine that your proposal may be excluded on one of the substantive bases set forth in paragraph (i) of Rule 14a-8. If we make that determination, we expect to submit an explanation of our position to the SEC in accordance with the procedures outlined in Rule 14a-8.

P. O. BOX 1842, STATESVILLE, NORTH CAROLINA 28687-1842 • 2700 WEST FRONT STREET, STATESVILLE, NORTH CAROLINA 28677-2927
PHONE 704-873-7202 • FAX 704-873-1275



Michael Bender
Corporate Counsel
February 3, 2017
Page #2

Please direct any correspondence concerning your proposal to the undersigned, with a copy to the Company's counsel, J. Craig Walker, K&L Gates LLP, 70 W. Madison Street, Suite 3100, Chicago, IL 60602.

Sincerely,

KEWAUNEE SCIENTIFIC CORPORATION

By:______________________________
Thomas D. Hull III
Vice President, Finance
Chief Financial Officer,
Secretary and Treasurer

February 10, 2017

VIA UPS OVERNIGHT DELIVERY (704-873-7202)
Thomas D. Hull III
Kewaunee Scientific Corporation
2700 West Front Street
Statesville, NC 28677-2927

Rec'd
2-13-2017
via UPS

Re: Shareholder Proposal for 2017 Annual Meeting

Dear Mr. Hull:

This letter is in response to your letter dated February 3, 2017, and received by our office on February 6, 2017.

Enclosed herein is a letter from our broker which satisfies the procedural requirements necessary to include at the Company's 2017 Annual Meeting our shareholder proposal previously provided and a copy of which is attached hereto.

Should you have any questions or require anything further, please call me.

Sincerely,



Michael Bender
Corporate Counsel
The Article 6 Marital Trust under The First Amended and Restated
Jerry Zucker Revocable Trust Dated April 2, 2007
4838 Jenkins Avenue
North Charleston, SC 29405

Encl. 1) Broker Letter
2) Shareholder Resolution

cc/enc: J. Craig Walker, Esq.
K &L Gates LLP
70 W. Madison Street, Suite 3100
Chicago, IL 60602

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth St. N.W.
WA D.C. 20549



Bank of America Corporation

Brooks B. Johnson
Managing Director-Wealth Management
Financial Advisor

February 10, 2017

Thomas D. Hull, III
Vice President, Finance
Chief Financial Officer,
Secretary & Treasurer
Kewaunee Scientific Corporation

Dear Mr. Hull,

The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007 (the "Trust") has continuously held in its account no less than Fourteen Thousand One Hundred Fifty Seven (14,157) shares of common stock of Kewaunee Scientific Corporation for more Than twelve (12) consecutive months from the date above. These shares are being held in the Trust's Account at Merrill Lynch.

Thank you,

Brooks Johnson
Managing Director-Wealth Management
Senior Financial Advisor

200 Meeting Street, Suite 11 • Charleston, SC 29401 • Tel: 843.579.5536 • Fax: 843.628.6579
brooks.johnson@ml.com

PROPOSAL TO ELIMINATE HEALTH AND LIFE INSURANCE PARTICIPATION BY NON-EMPLOYEE DIRECTORS

Overview

Presently, non-employee members of the Board of Directors may elect to participate in the Company's health insurance program and are provided life insurance coverage of $20,000 under the Company's life insurance program, all at no cost to them. This form of compensation is costly for the Company, is not standard in the industry, and interferes with the fiduciary responsibility required by directors. In fact, such compensation could be considered a clear conflict of interest for directors.

Proposal

Non-employee members of the Board of Directors shall no longer be eligible to participate in the Company's health insurance and life insurance programs.

THOMAS D. HULL III
VICE PRESIDENT, FINANCE
CHIEF FINANCIAL OFFICER
TREASURER AND SECRETARY


KEWAUNEE
Scientific
Corporation

VIA FEDERAL EXPRESS – OVERNIGHT

March 13, 2017

Michael Bender
Corporate Counsel
The Article 6 Marital Trust under
The First Amended and Restated
Jerry Zucker Revocable Trust Dated
April 2, 2007
4838 Jenkins Avenue
North Charleston, SC 29405

Dear Mr. Bender:

Re: Shareholder Proposal for 2017 Annual Meeting

Kewaunee Scientific Corporation (the "Company") received your shareholder proposal for the Company's 2017 Annual Meeting (the "Meeting"), together with your accompanying letter, on January 30, 2017. On February 13, 2017, the Company received your letter and accompanying information evidencing your satisfaction of the applicable eligibility requirements under Rule 14a-8.

We are writing to inform you that, following consideration of your proposal, and receipt of advice from an independent compensation consultant (the Korn Ferry/HayGroup), the Company's Board of Directors has determined that after December 31, 2017, nonemployee directors of the Company will no longer have the option of participating in the Company's health insurance or life insurance programs.

We believe this action addresses the concerns reflected in your proposal. We wanted to inform you of the Board's action, and ask that, in light of that action, you consider withdrawing your proposal.

Please direct any correspondence concerning your proposal to the undersigned, with a copy to the Company's counsel, J. Craig Walker, K&L Gates LLP, 70 W. Madison Street, Suite 3100, Chicago, IL 60602.

Thank you for your investment and interest in Kewaunee.

Sincerely,

KEWAUNEE SCIENTIFIC CORPORATION

By: 
Thomas D. Hull III
Vice President, Chief Financial Officer.
Secretary and Treasurer

P. O. BOX 1842, STATESVILLE, NORTH CAROLINA 28687-1842 • 2700 WEST FRONT STREET, STATESVILLE, NORTH CAROLINA 28677-2927
PHONE 704-873-7202 • FAX 704-873-1275

From: Rausch, David
Sent: Monday, April 17, 2017 10:18 AM
To: 'johnsonr@intertechsc.com' <johnsonr@intertechsc.com>
Subject: Confirmation

Dear Mr. Johnson,
It was good to talk to you last week. This is to confirm to you the content of our letter to Mr. Michael Bender dated March 13, 2017. The insurance component for non-employee members of the board of directors has been reviewed by an independent consultant and the board has decided to eliminate the ability of the members to participate in all company insurance offerings as of the end of this current insurance year. We are requesting that you forward a letter formally withdrawing your shareholder proposal so we can close this matter. If you would prefer, we will submit an explanation to the SEC under rule 14a-8 stating our position in requesting to omit the shareholder request.

Please feel free to contact me with any question or comments you may have.

Regards,
Dave Rausch

David M Rausch
President, CEO
Kewaunee Scientific Corporation
(704) 871-3274, Office
(704) 904-7515, Mobile